Exhibit 20.1
PARTNERS FIRST CREDIT CARD MASTER TRUST

EXCESS SPREAD ANALYSIS—DECEMBER 2002

Series	* 1998-3
Deal Size	$750 MM
Expected Maturity	07/15/03

Yield	12.26%
Less: Coupon	1.51%
Servicing Fee	1.08%
Net Credit Losses	5.76%
Excess Spread:
December-02	3.91%
November-02	3.36%
October-02	5.03%
Three month Average Excess Spread	4.10%

Delinquencies:
30 TO 59 Days	1.82%
60 to 89 Days	1.17%
90 + Days	2.43%
Total	5.42%

Payment Rate:	9.49%